Exhibit 4.10
CONFIDENTIAL
Zastron Electronic (Shenzhen) Company Limited
Gusu Industrial Estate,
Xixiang, Baoan
Shenzhen, P.R.C
28 October 2010
Attn: Mr. Jimmy Ng

Dear Sir,
BANKING FACILITIES (S/N: 100916)
With reference to our recent discussion, we are pleased to confirm our agreement to granting you the under-mentioned banking facility which will be made available on the specific terms and conditions outlined herein and upon the satisfactory completion of the security and conditions precedent detailed below. Notwithstanding anything to the contrary in this facility letter, this facility is subject to our overriding right of suspension, withdrawal and repayment on demand at any time, including the right to call for cash cover security on demand for prospective and contingent liabilities and also subject to review at any time, and in any event, by 31 July 2011 or such later date as determined by the Lender at its sole discretion.

Borrower	:	Zastron Electronic (Shenzhen) Company Limited

Lender	:	HSBC Bank (China) Company Limited, Shenzhen Branch

Facility/Amount	:	For avoidance of doubt, each and all the facilities set out below are of the revolving nature, i.e. any utilised but repaid amount under any such facility is available for re-utilisation, subject to the terms and conditions of this Facility Letter.

Import Facilities up to USD5,000,000.-

Documentary Credit to your suppliers and Import Loan Facilities for up to 90 days, less any usance / credit periods granted by your suppliers / approved beneficiaries.
HSBC Bank (China) Company Limited

Shenzhen Branch: 2/F, China Resources Building, 5001 Shennan Road East, Luohu District
Shenzhen (Postal Code: 518010), The People’s Republic of China

Tel : (755) 8233 8016     Fax : (755) 8232 4045
SWIFT:HSBCCNSHSZN     Web: www.hsbc.com.cn

Incorporated in the People’s Republic of China with limited liability	Page /
SZN-GEN-005 (280207)

Within which Goods under your control and/or Trust Receipts up to USD5,000,000.-

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities.

Facility(ies) will only be made available subject to availability of funding.

Purpose	:	To finance the Borrower’s working capital requirement

The Borrower shall apply the loan proceeds for the purpose as set out above and shall comply with the requirements of the relevant PRC laws and regulations. The Borrower shall not apply the loan proceeds for any other purpose, including but not limited to, applying the loan proceeds for equity investments, applying the loan proceeds for speculation in the stock market, the futures market, the real estate market or other similar market speculation, or applying the loan proceeds in other prohibited investment or business areas or purposes.

Term	:	The “Term” here refers to the term during which this facility is available for drawing. The Term of this facility is up to (and including) 31 July 2011, subject to review and renewal at the Lender’s sole discretion and as unilaterally advised by the Lender from time to time.

Market Disruption/Increased Costs :	Without prejudice to our overriding right of suspension, withdrawal and repayment on demand, we would reserve our right to renegotiate any of the interest margins, fees and the applicable period of PBOC base rate detailed herein (in case there is any Loan denominated in RMB) in the event of any change occurring in any applicable law or regulation (or its interpretation) or in PRC’s financial markets or the need to comply with any requirement of any regulatory/governmental authority (whether or not having the force of law), which resulted, in our opinion, in an increase of the cost of advancing, maintaining or funding any facilities, a change on the basis to calculate the interest margins, deviation from the RMB interest rate regime permitted by PRC laws or regulations (or its interpretation), and/or a reduction in the net return to us from the facilities outlined herein. Before the renegotiated interest margins, fees or applicable base rate is agreed, the Bank has the sole discretion to charge the Borrower the revised interest and fees with a notice to the Borrower. However, if such change in applicable laws and regulations or the requirements of relevant regulatory/governmental authorities have retrospective effect, the Customer shall indemnify the Bank against the increase of cost and/or the reduction in the net return suffered by the Bank in respect of relevant period affected by such retrospective effect within 5 Business

Days upon receipt of written notice from the Bank. The Bank’s written notice setting out its claim for such indemnity shall be the conclusive evidence for the indemnity amount payable to the Bank by the Customer, unless the Bank’s claim conflicts with relevant laws, regulations, regulatory/governmental requirements in the PRC.

Interest/Commission :	Import Loans

The Applicable Interest Rate for Import Facility hereunder shall be a margin to be agreed by both parties in writing on the loan drawdown date above the Singapore Interbank Money Market Offer Rate (“SIBOR”) / London Interbank Money Market Offer Rate (“LIBOR”) /Hongkong Interbank Money Market Offer Rate (“HIBOR”) of Foreign Currency for 1, 2 or 3 months or any other interest period as may be determined by the Lender, and such Applicable Interest Rate agreed by both parties for each drawdown shall be specified in a separate written confirmation. The interest shall be payable at the end of each interest period.

LIBOR: LIBOR shall be determined as the United States Dollar interest rates quoted on the Reuters Screen page “LIBOR” as of 11:00 a.m. (London Time), two London business days prior to the first day of each Interest Period.

SIBOR: SIBOR shall be determined as the United States Dollar interest rates quoted on the Reuters Screen page “SIBOR=” as of 11:30 a.m. (Singapore Time), two Singapore business days prior to the first day of each Interest Period.

HIBOR: HIBOR shall be determined as the United States Dollar interest rates quoted on the Reuters Screen page “HIBOR=” as of 11:30 a.m. (Hong Kong Time), two Hong Kong business days prior to the first day of each Interest Period.

ALL the above provisions shall not be read as excluding both parties’ entering into any agreement in writing on any other applicable interest rates and/or other interest rate modification mechanism in respect of all or any part of the above mentioned facilities in whatever currencies. Such otherwise agreed Applicable Interest Rate shall be specified in the relevant drawdown request of the Borrower.

Documentary Credits opening commission

For each validity of 90 days or part thereof to be charged as below with minimum charge of USD24.- and payable in full at the time of issuance of all Documentary Credits:

•	For DC amount below USD100,000.- or its equivalent: 0.10%

•	For DC amount between USD100,000.- (USD100,000.- inclusive) and USD250,000.- or its equivalent: 0.08%

•	For DC amount between USD250,000.- (USD250,000.- inclusive) and USD400,000.- or its equivalent: 0.06%

•	For DC amount above USD400,000.- (USD250,000.- inclusive): 0.04%

Export Documentary Credits/Non- Documentary Credits Bill Handling Commission

•	First USD75,000.- (USD75,000.- inclusive) or equivalent: 0.125%

•	Between USD75,000.- and USD300,000.- (USD300,000.- inclusive): 0.0625%

•	Balance in excess of USD300,000.-: 0.03125%

•	Minimum amount: USD35.-.

Commission in lieu of exchange Waived

Default Interest	:	Please note Default Interest will be payable on sums which are overdue or overlimit (as well as amounts demanded and not paid) or (in respect of loan amount) used for purposes other than the purpose of loan stated in this letter in respect of all or any of the facility and such interest will be charged by the Lender as follows:

Foreign Currency Facilities Default Interest Rate shall be 3% per annum over the Applicable Interest Rate for respective foreign currency facilities, subject to fluctuation at the Lender’s discretion.

For avoidance of doubt, the impost of Default Interest as mentioned above shall not be deemed as the Lender’s acknowledgement or acceptance of any such default event as mentioned above and shall be without prejudice to any rights of the Lender as described in the first paragraph of this facility letter.

Prepayment	:	With the Lender’s prior approval (which will not be withheld, provided that the Lender is satisfied that the funds utilized are generated from Borrower’s internal resources out of cash flow rather than from external refinancing), during an interest period the total amount of a drawing may, with 5 working days advance notice to the Lender, be repaid subject to the usual penalties (i.e. Break Funding Cost: the differential between the return the Lender would have received had the loan run to maturity and the return the Lender is able to obtain by the placing of the funds repaid for the remainder of the period in the market). Each prepayment should be in a minimum of USD400,000.- (or, if the relevant drawing is made in any other currency, the equivalent amount in such other currency) and in an integral multiple of USD200,000.- (or, if the relevant drawing is made in any other currency, the equivalent amount in such other currency).

Security	:	As security, we require to hold:

A Corporate Guarantee for RMB40,000,000.- from Nam Tai Electronic (Shenzhen) Co Ltd (the “Guarantor”).

Without prejudice to our overriding right of suspension, withdrawal and repayment on demand at any time, including the right to call for cash cover security on demand for prospective and contingent liabilities, if as a matter of fact or in the opinion of the Bank, the value of the security provided by the Borrower or other security provider for the facilities hereunder has depreciated, the Bank has the right to ask the Borrower to provide additional security in form and substance satisfactory to the Bank.

The term “security” referred to herein include both tangible security and guarantee by a third party. The depreciation of security value includes, but is not limited to, decrease of the absolute value of the collateral due to drop in market price, adverse change in the guarantor’s credit standing, and depreciation of the guaranteed credit limit or any form of cash cover security or evaluated value of the collateral when converted into the currency in which the facility hereunder is denominated as a result of fluctuation of foreign exchange rate.

Conditions Precedent :	1)	The Borrower shall present to the Lender a valid Borrowing Card issued by the People’s Bank of China.

	2)	Certified true copies of all government approvals and certificates in relation to the establishment of the Borrower shall be submitted to the Lender.

	3)	The Borrower has provided its internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the facilities hereunder and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the facilities hereunder in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the Borrower is a foreign entity).

	4)	In the event that the Lender’s making available any facility hereunder is subject to regulatory approval or the completion of other procedures with the regulator(s), the acquisition of such regulatory approval and the completion of such procedures with regulator(s).

	5)	The Lender is satisfied that all the security(ies) stated in the “Security” item above (if any) has/have been established and is/are valid and enforceable. The security provider’s internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the provision of the Security and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the Security in strict compliance with its articles of association and the PRC Company Law (or equivalent or similar law if the security provider is a foreign entity) has been duly made and submitted to the Lender.

Undertaking / Covenants	:	You/the Guarantor will be required for so long as this facility is available to you to comply with the following covenants/undertakings. Your/the Guarantor’s compliance or otherwise with the following covenant(s)/undertakings will not in any way prejudice or affect our right to suspend, withdraw or make demand in respect of the whole or any part of the facilities made available to you at any time. By signing this letter, you expressly acknowledge that we may suspend, withdraw or make demand for repayment of the whole or any part of the facilities at any time notwithstanding the fact that the following covenants/undertakings are included in this letter and whether or not you/the Guarantor is in breach of any such covenants/undertakings.

1)	The Borrower agrees that all borrower’s undertakings set out in Article 21 of the Interim Measures on Regulation of Working Capital Loans issued by China Banking Regulatory Commission on 12 February 2010 apply to this facility letter;

2)	The Borrower shall open an operating account with the Lender or shall upon request provide to the Lender evidence showing its fund flow situation if those operating accounts are opened with a bank other than the Lender.

3)	The Borrower shall promptly inform the Lender of any of the Borrower’s connected transactions which amounts to in aggregate over 10% of its net assets with the details to the satisfaction of the Lender.

Other Conditions	:	1)	Without prejudice to any security or other priority right to which the Lender is entitled (if any), this facility shall rank at least pari-passu with all present and future borrowings of the Borrower. The Borrower undertakes to advise the Lender in advance of any future borrowings.

		2)	The Borrower should not create or attempt to create or permit to subsist any mortgage, debenture, charge, pledge, lien or other encumbrance upon, or permit any lien or other encumbrance (save a lien arising by operation of law in the ordinary course of trading) on the whole or any part of present or future assets of the Borrower without Lender’s prior written consent.

		3)	Half-yearly and audited yearly financial statements of the Borrower and the Guarantor to be prepared by qualified accountants shall be provided to the Lender whenever available but in any event no later than 90 days and 120 days from the financial half-year-ends and year-ends respectively.

4)	Other financial or operational information of the Borrower as from time to time reasonably requested by the Lender.

Expenses	:	All out-of-pocket expenses including but not limited to the PRC stamp duty and the legal fees in relation to the preparation, negotiation, execution and enforcement of this facility shall be borne by the Borrower.

Taxation and Deduction	:	All payments of principal, interest, fees and other expenses shall be made by the Borrower free and clear of taxes, levies, imposts, duties, charges or withholding of whatsoever nature.

Assignment	:	Without prejudice to any right of assignment enjoyed by the Lender pursuant to law or any contract, the Lender may, without any party’s consent, assign any and/or all of its rights and obligations hereunder to any HSBC Group member(s) that are/is more than 50% owned or controlled by HSBC Group or any of the Lender’s branch(es) (if any).

Governing Law	:	This letter shall be governed by and construed in accordance with the laws of the People’s Republic of China.

Jurisdiction	:	The Borrower submits to the non-exclusive jurisdiction of the PRC court at the principal office of the Lender. Nothing in this Clause limits the right of the Lender to bring proceedings against the Borrower in connection with this facility in any other court of any competent jurisdiction.
(i) Section 83 of the HK Banking Ordinance and (ii) the CBRC Administration Rules on the Connected Transactions of Commercial Banks with Insiders and Shareholders (the “CBRC Rules on Connected Transactions”):
Please note that Section 83 of the Banking Ordinance and the CBRC Rules on Connected Transactions have imposed on us as a bank certain limitations on advances to persons related to our directors or employees or advances that are of the “connected transaction” nature. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 or otherwise are a “connected party” defined in the CBRC Rules on Connected Transactions and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.
We may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.

The facility offer will remain open for acceptance until the close of business on 30 November 2010 and if not accepted by that date will be deemed to have lapsed (unless otherwise agreed by us in writing).
We shall be grateful if you could arrange for the authorized signatory(ies) of your company in accordance with the terms of the shareholders’ resolution or board resolution (as the case may be) to be given to us, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which the facility is granted.
We look forward to the establishment of our mutually beneficial and lasting relationship.
Yours faithfully,

For and on behalf of HSBC Bank (China) Company Limited Shenzhen Branch	Accepted by Zastron Electronic (Shenzhen) Company Limited	(SEAL)

/s/ Frank Chau Frank Chau Vice President Commercial Banking	/s/ Illegible Authorised Signature(s) & Company Chop Date: 17 Nov 2010

/s/ Dick Wong Dick Wong Regional Manager Southern & Western China Commercial Banking